SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

Amendment No. 4

Franchise Group, Inc.

(Name of the Issuer)

Franchise Group, Inc.

Freedom VCM, Inc.

Freedom VCM Holdings, LLC

Freedom VCM Interco Holdings, Inc.

Brian R. Kahn

Vintage Opportunity Partners, L.P.

Vintage Capital Management LLC

Brian Kahn and Lauren Kahn Joint Tenants by Entirety

Andrew Laurence

Kenneth Todd Evans

Eric F. Seeton

Andrew F. Kaminsky

B. Riley Financial, Inc.

Bryant R. Riley

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35180X105

(CUSIP Number of Class of Securities)

Brian R. Kahn
Tiffany McMillan-McWaters Franchise Group, Inc.

Freedom VCM, Inc.

Freedom VCM Interco Holdings, Inc.

Freedom VCM Holdings, LLC

Brian R. Kahn

Vintage Opportunity Partners, L.P.

Vintage Capital

Management LLC

Brian Kahn and Lauren

Kahn Joint Tenants by

Entirety

		Bryant R. Riley B. Riley Financial, Inc.	Andrew Laurence	Kenneth Todd Evans Eric F. Seeton Andrew F. Kaminsky
109 Innovation Court, Suite J	8529 Southpark Circle, Suite 150	11100 Santa Monica Blvd, Suite 800	627 Harland St.	109 Innovation Court, Suite J
Delaware, OH 43015	Orlando, FL 32819	Los Angeles, CA 90025	Milton, MA 02186	Delaware, OH 43015
(740) 363-2222	(407) 592-8015	(818) 884-3737	(740) 363-2222	(740) 363-2222

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

David W. Ghegan Betty Linkenauger Segaar	David A. Katz Zachary S. Podolsky	Patrick S. Brown Sullivan & Cromwell LLP	Russell Leaf Willkie Farr & Gallagher LLP
Troutman Pepper Hamilton Sanders LLP	Wachtell, Lipton, Rosen & Katz	1888 Century Park East, Suite 2100	787 Seventh Avenue
600 Peachtree Street NE, Suite 3000	51 West 52nd Street	Los Angeles, CA 90067	New York, NY 10019
Atlanta, GA 30308	New York, NY 10019	(310) 712-6003	(212) 728-8000
(404) 885-3000	(212) 403-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Introduction

This Amendment No. 4 (which we refer to as this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (which we refer to as this “Amended Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (which we refer to, together with the rules and regulations promulgated thereunder, as the “Exchange Act”), by (1) Franchise Group, Inc., a Delaware corporation (which we refer to as “FRG” or the “Company”); (2) Freedom VCM, Inc., a Delaware corporation (which we refer to as “Parent”); (3) Freedom VCM Holdings, LLC, a Delaware limited liability company; (4) Freedom VCM Interco Holdings, Inc., a Delaware corporation; (5) Brian R. Kahn (6) Vintage Opportunity Partners, L.P., a Delaware limited partnership; (7) Vintage Capital Management LLC, a Delaware limited liability company (8) Brian Kahn and Lauren Kahn Joint Tenants by Entirety; (9) Andrew Laurence; (10) Kenneth Todd Evans; (11) Eric F. Seeton; (12) Andrew F. Kaminsky; (13) B. Riley Financial, Inc., a Delaware corporation (which we refer to as the “Guarantor” or “B. Riley”); and (14) Bryant R. Riley. The persons filing this Amended Transaction Statement are collectively referred to as the “Filing Persons”.

This Final Amendment relates to the Agreement and Plan of Merger, dated as of May 10, 2023 (which we refer to, as it may be amended from time to time, as the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which Freedom VCM Subco, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (which we refer to as “Merger Sub”), was merged with and into the Company (which we refer to as the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is subject of the Amended Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Amended Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

All information contained in, or incorporated by reference into, this Final Amendment and the Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15. Additional Information (Regulation M-A Item 1011)

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On August 17, 2023, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve the proposals to: (1) adopt the Merger Agreement; (2) adjourn the special meeting to a later date or dates, if necessary or appropriate, including adjournments to solicit additional proxies if there were insufficient votes at the time of the special meeting to approve the Merger Agreement proposal; and (3) adopt by nonbinding, advisory vote, certain compensation arrangements for the Company’s named executive officers in connection with the Merger.

On August 21, 2023, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

At the effective time of the Merger (which we refer to as the “Effective Time”), in accordance with the terms and conditions set forth in the Merger Agreement, each issued and outstanding share of common stock, par value $0.01 per share, of the Company (which we refer to as “FRG Common Stock”), other than certain excluded shares, was converted into the right to receive $30.00 in cash, without interest (which we refer to as the “Per Share Merger Consideration”).

At the Effective Time, (1) each outstanding option to purchase shares of FRG Common Stock granted under the Company’s stock plans (which we refer to as a “Company Option”) fully vested and the holder thereof became entitled to receive, without interest, an amount in cash equal to the product obtained by multiplying (A) the number of shares of FRG Common Stock subject to such Company Option immediately prior to the Effective Time and (B) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of FRG Common Stock subject to such Company Option, (2) each outstanding restricted stock unit granted under the Company’s stock plans that vested solely based on continued employment or service (which we refer to as a “Company RSU”) fully vested and the holder thereof became entitled to receive, without interest, an amount in cash equal to the product obtained by multiplying (A) the number of shares of FRG Common Stock subject to such Company RSU immediately prior to the Effective Time and (B) the Per Share Merger Consideration, (3) each outstanding stock unit granted under the Company’s stock plans that vested based on both the achievement of performance goals (other than performance goals related to the Company’s share price) and continued employment or service (which we refer to as a “Company PRSU”) fully vested and the holder thereof became entitled to receive, without interest, an amount in cash equal to the product obtained by multiplying (A) the number of shares of FRG Common Stock subject to such vested Company PRSU immediately prior to the Effective Time and (B) the Per Share Merger Consideration, and (4) each outstanding restricted stock unit granted under the Company’s stock plans that vested based on both the achievement of a specified total shareholder return relative to the Company’s per share price in June 2021 and continued employment or service was, automatically and without any action on the part of the holder thereof, cancelled for no consideration, payment or right to consideration or payment.

In connection with the Merger, at the direction of Parent, each issued and outstanding share of the 7.50% Series A Cumulative Perpetual Preferred Stock, par value $0.01 per share, of the Company (which we refer to as “FRG Series A Preferred Stock”) will be redeemed on August 22, 2023 pursuant to the terms and conditions of the certificate of designation of FRG Series A Preferred Stock, dated as of September 18, 2020.

On August 21, 2023, the Company notified the Nasdaq Global Select Market (which we refer to as “Nasdaq”) that the Merger has been completed and requested that Nasdaq suspend trading of FRG Common Stock and FRG Series A Preferred Stock on Nasdaq prior to the opening of trading on August 21, 2023. The Company also requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of FRG Common Stock and FRG Series A Preferred Stock from Nasdaq and the deregistration of such shares under Section 12(b) of the Exchange Act. As a result, FRG Common Stock and FRG Series A Preferred Stock will no longer be listed on Nasdaq.

In addition, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all FRG Common Stock and FRG Series A Preferred Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to all FRG Common Stock and FRG Series A Preferred Stock.

In addition, on August 21, 2023, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Form 8-K, and is incorporated by reference herein as Exhibit (a)(10) hereto.

Item 16. Exhibits (Regulation M-A Item 1016)

(a)(1)      Definitive Proxy Statement of Franchise Group, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2)      Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)      Letter to Franchise Group, Inc. Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)      Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)      Press Release, dated May 10, 2023 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on May 10, 2023).

(a)(6)      Current Report on Form 8-K, dated May 10, 2023 (included in Schedule 14A filed on May 10, 2023 and incorporated herein by reference).

(a)(7)      Current Report on Form 8-K, dated May 11, 2023 (included in Schedule 14A filed on May 11, 2023 and incorporated herein by reference).

(a)(8)      Definitive Additional Proxy Soliciting Materials (included in Schedule 14A filed on August 7, 2023 and incorporated herein by reference).

(a)(9)      Current Report on Form 8-K, dated August 21, 2023 (incorporated herein by reference).

(a)(10)     Press Release, dated August 21, 2023 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 21, 2023).

(b)(1)      The Second Lien Credit Agreement, dated as of March 10, 2021, among the Company, certain affiliates of the Company, the lenders party thereto from time to time and Alter Domus (US) LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on March 15, 2021).

(c)(1)      Presentation of Jefferies LLC to the Special Committee, dated as of April 14, 2023**.

(c)(2)      Presentation of Jefferies LLC to the Special Committee, dated as of April 19, 2023**.

(c)(3)      Presentation of Jefferies LLC to the Special Committee, dated as of April 26, 2023**.

(c)(4)      Presentation of Jefferies LLC to the Special Committee, dated as of April 28, 2023**.

(c)(5)      Presentation of Jefferies LLC to the Special Committee, dated as of May 8, 2023**.

(c)(6)      Presentation of Jefferies LLC to the Special Committee, dated as of May 9, 2023**.

(c)(7)      Opinion of Jefferies LLC, dated May 9, 2023 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(1)      Agreement and Plan of Merger, dated as of May 10, 2023, by and among Franchise Group, Inc., Freedom VCM, Inc. and Freedom VCM Subco, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)      Voting Agreement, dated as of May 10, 2023, by and among Freedom VCM, Inc., Franchise Group, Inc., Brian R. Kahn, Vintage Opportunity Partners, L.P., Brian Kahn and Lauren Kahn Joint Tenants by Entirety and Andrew Laurence (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3)      Rollover Contribution Agreement, dated as of May 10, 2023, by and among Freedom VCM Holdings, LLC, Brian R. Kahn, Vintage Opportunity Partners, L.P., Brian Kahn and Lauren Kahn Joint Tenants by Entirety and Andrew Laurence (incorporated herein by reference to Annex E of the Proxy Statement).

(d)(4)      Limited Guarantee, dated as of May 10, 2023, by B. Riley Financial, Inc. in favor of Franchise Group, Inc. (incorporated herein by reference to Annex F of the Proxy Statement).

(f)           Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

(g)          None.

107        Filing Fee Table.*

*	Previously filed with the Schedule 13E-3 filed with the SEC on June 8, 2023.

**	Previously filed with Amendment No. 1 to the Schedule 13E-3 filed with the SEC on July 6, 2023.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 21, 2023

FRANCHISE GROUP, INC.

By:	/s/ Andrew Kaminsky
Name: Andrew Kaminsky
Title: Executive Vice President and Chief Administrative Officer

FREEDOM VCM, INC.

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: President

FREEDOM VCM HOLDINGS, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: President

FREEDOM VCM INTERCO HOLDINGS, INC.

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: President

BRIAN R. KAHN

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn

VINTAGE OPPORTUNITY PARTNERS, L.P.

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

[Signature Page to SC 13E-3]

VINTAGE CAPITAL MANAGEMENT LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

BRIAN KAHN AND LAUREN KAHN JOINT TENANTS BY ENTIRETY

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn

By:	/s/ Lauren Kahn
Name: Lauren Kahn

ANDREW LAURENCE

By:	/s/ Andrew Laurence
Name: Andrew Laurence

KENNETH TODD EVANS

By:	/s/ Kenneth Todd Evans
Name: Kenneth Todd Evans

ERIC F. SEETON

By:	/s/ Eric F. Seeton
Name: Eric F. Seeton

ANDREW F. KAMINSKY

By:	/s/ Andrew F. Kaminsky
Name : Andrew F. Kaminsky

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Chief Executive Officer

BRYANT R. RILEY

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley

[Signature Page to SC 13E-3]